Filed by Gores Holdings VIII, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VIII, Inc.

Commission File No.: 001-40105

Date: April 22, 2022

Earth Day 2022: Footprint and Groasis Help to Save the Planet One Tree at a Time

•	Groasis selects Footprint’s plant-based fiber for its innovative Growboxx®

•	Arid, fire-ravaged land now ripe for new trees with up to 90% less water

GILBERT, AZ and STEENBERGEN, the Netherlands (April 22, 2022)– Footprint, a global materials science technology company focused on creating a healthy planet, today announced that it has been selected by Groasis to manufacture its fourth-generation Growboxx®, an innovative plant cocoon that allows root systems to establish even in the most arid, salted, sandy or rocky terrain while using up to 90% less water than traditional drip irrigation. Groasis and Footprint will start manufacturing Growboxxes® for both commercial and consumer uses later this year.

This announcement follows the recent news that Footprint plans to be publicly listed through a business combination with Gores Holdings VIII, Inc. (Nasdaq: GIIXU, GIIX and GIIXW).

In choosing Footprint, Groasis has found a partner that can provide a combination of plant-based material that holds water without breaking down during the critical root establishment period, and will eventually biodegrade and become part of the earth.

“The secret of mother nature’s success is a strong primary root system which is really difficult in places where the soil isn’t rich and there’s not sufficient, regular rainfall. Earth Day is the perfect time to announce our partnership with Footprint and to discuss our shared mission to create a heathier planet,” said Wout Hoff, Groasis CEO. “By using Growboxxes® produced by Footprint, customers are reducing the need for heavy watering during the critical early phases of planting, and allowing nature to thrive in even the most difficult climates and circumstances before returning the plant-based container back to the soil.”

Holland-based Groasis was founded by Hoff’s father, a lily bulb breeder who had an epiphany about creating a more water-efficient way to plant, especially in areas impacted by deforestation and erosion. An evolution of Groasis’s original Waterboxx® plant cocoon – a reusable, plastic-based product which was developed over ten years ago – the Growboxx®, is fully biodegradable. Footprint’s engineers have been laser focused on finding the right formula balance that maintains Growboxx’s®, ability to hold water for as long as the root system needs, before degrading into the earth.

“Groasis is the kind of innovator we love to work with as both companies are committed to finding ways to tackle some of the hardest challenges our planet is facing,” said Footprint co-founder and CEO Troy Swope. “With the innovative Growboxx®, we can imagine large swaths of previously arid land where water is scarce and expensive, becoming forested and lush using our combined technologies.”

“Groasis is excited to partner with Footprint, as the team has the knowledge and grit to get the production of our Growboxx® right, and has manufacturing facilities close to two of our key markets: the Southwest United States and Mexico,” said Groasis CEO, Wout Hoff. “Wildfires have devastated ecosystems in California and the Southwest United States, and large parts of the country are facing extreme drought. The Growboxx® will make it easier for forests to be restored here again.”

About Footprint

Footprint has a clear vision to create a healthier planet and healthier people. Phase one of our mission is to provide solutions that eliminate single-use and short-term use plastics in our food chain. Footprint’s team of engineers use plant-based fiber technology to design, develop and manufacture biodegradable, compostable, and recyclable products that compete with plastic’s cost, and performance. Footprint is rapidly expanding into new categories with customized and patented solutions for customers. Footprint’s products have already led to a global redirection of 61 million pounds of plastic waste from entering the air, earth, and water working with leading global consumer brands.

In December 2021, Footprint announced its intention to list on NASDAQ as a public company in a business combination agreement with Gores Holdings VIII, Inc. (Nasdaq: GIIX, GIIXW and GIIXU). Full information on this definitive agreement can be found here.

Footprint was founded by former Intel engineers, Troy Swope and Yoke Chung. The company employs more than 2,500 employees, with operations in the U.S., Mexicali, Europe, and Asia. Footprint was named to the 2020 Fortune “Change the World” list in 2020, is a member of the World Economic Forum’s Global Innovators Community, was named a CNBC Disruptor 50 company and Newsweek’s America’s Greatest Disruptors/Planet Protectors in 2021.

About Gores Holdings VIII, Inc.

Gores Holdings VIII, Inc. (Nasdaq: GIIXU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, founded by Alec Gores. Gores Holdings VIII, Inc. completed its initial public offering in March 2021, raising approximately $345 million in cash proceeds for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Gores Holdings VIII, Inc.’s strategy is to identify, acquire and, after the initial business combination, to build a company in an industry or sector that complements the experience of its management team and can benefit from their operational expertise.

About Groasis

Groasis is the inventor of the Groasis Ecological Water Saving Technology and offers both the Growboxx® and Waterboxx® plant cocoon as a direct response to the challenges of land degradation, climate changed and the increased need for food and water. Groasis focuses on Renewing Soil, Restoring Land, and Reshaping the World.

The Groasis Technology allows planting of eroded and degraded land without irrigation. The technology is known for its ‘Triple 90 Benefits’ compared to traditional drip irrigation: 90% lower costs, 90% less water use and 90% survival rate. This has been reliably demonstrated over the last two decades in 55 countries around the world with more than 2 million trees having been planted.

Groasis’ clever technology can be used for eco-system restoration and for agroforestry purposes – with users varying from governments or companies who want to plant large swatches of forests to restore landscapes damaged by fires or to generate carbon credits, to consumers who want to grow their own organic vegetables or reduce the time needed to water their gardens.

Groasis’ inventions have received worldwide recognition. In 2016 the Dutch Government awarded Groasis as a National Icon, for being one of the 3 most innovative projects of the Netherlands with a high social impact and supporting economic growth. In 2017, the UN World Food Programme crowned Groasis as one of 3 companies in their Innovation Accelerator, in order to reach its objective of ‘Zero hunger by 2030.’ In the same year, UN Global Compact included Groasis in its ‘2017 Global Opportunity Report’ for the disruptive solution the Growboxx® offers to global soil depletion. In 2018, the Dutch National Chamber of Commerce identified Groasis as the Most Innovative SME (Small & Medium Enterprise) of The Netherlands. In 2019, the government of Abu Dhabi awarded Groasis with the Khalifa Award for “Pioneering sophisticated Innovations serving the Agricultural Sector,” and in 2020 Boskalis and the UAE Netherlands Business Council, as part of Expo 2020 Dubai, gave Groasis the Boskalis Water Award.

For more information on the Groasis Ecological Water Saving Technology – www.groasis.com

YouTube (fruit)tree planting channel https://www.youtube.com/user/Groasiswaterboxx

YouTube vegetables planting channel https://www.youtube.com/user/GroasisVegetables

Follow us on Twitter @Groasis

Media Contacts:

Footprint

Heather Knox

SVP Communications, Footprint

Heather.knox@footprintus.com

Laura Zilverberg

Allison + Partners for Footprint

footprint@allisonpr.com

Groasis

Wout Hoff

CEO, Groasis

whoff@groasis.com

Forward-looking Statements

Certain statements in this communication (“Communication”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Gores Holdings VIII, Inc. (“Gores Holdings VIII”) and Footprint International Holdco, Inc. (“Footprint”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VIII’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VIII securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VIII; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by Gores Holdings VIII’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VIII’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment, (v) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against Gores Holdings VIII or Footprint related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (ix) the ability to maintain the listing of the Gores Holdings VIII’s securities on the NASDAQ; (x) the price of Gores Holdings VIII’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in Gores Holdings VIII final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021 and other documents filed, or to be filed with the SEC by Gores Holdings VIII, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither Gores Holdings VIII or Footprint presently know or that Gores Holdings VIII or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VIII’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by Gores Holdings VIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VIII and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VIII nor Footprint gives any assurance that either Gores Holdings VIII or Footprint will achieve its expectations.

Projections

This Communication contains financial forecasts with respect to Footprint’s projected financial results, including revenue. Footprint’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Communication, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Communication. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Footprint or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Communication should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Actual results may differ as a result of the completion of the Footprint’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Footprint’s nor Gores Holdings VIII’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the business combination, Gores Holdings VIII has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary prospectus and preliminary proxy statement of Gores Holdings VIII. The proxy statement/prospectus is not yet effective. The definitive proxy statement/prospectus, when it is declared effective by the SEC, will be sent to all Gores Holdings VIII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Holdings VIII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holdings VIII may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in Gores Holdings VIII’s securities. Before making any voting decision, investors and security holders of Gores Holdings VIII and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

The definitive proxy statement/final prospectus will be mailed to stockholders of Gores Holdings VIII as of a record date to be established for voting on the business combination. Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VIII through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VIII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

Gores Holdings VIII, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from Gores Holdings VIII’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of Gores Holdings VIII and a description of their interests in Gores Holdings VIII is set forth in Gores Holdings VIII’s filings with the SEC (including Gores Holdings VIII’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This Communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Holdings VIII, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.